FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc. *ASSET-BACKED PASS*   0001278829

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

THR CERT   *333-109164-02*

Form 8-K, February 19, 2004, Series 2004-W1   ~~333-112237~~

Name of Person Filing the Document
(If Other than the Registrant)



04009223



PROCESSED
FEB 26 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
FEB 2 5 2004
WASH. D.C. 181 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: _February 19, 2004_

ARGENT SECURITIES INC.

By: _____

Name:
Title:
John P. Grazer
CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

_____

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Page 2

ALOANID	BOR1 FICO	PROP STATE	PROP2	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	NDATE	ORIGBAL	SCHEDUAL1	PURPOSE	OWNROCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	PREPAY CALCCD	GROUP	PMI	ATERM	OTERM	FPRCAP	T CAP	RF REQ	MPRE MUM

ALOANID | BORI FICO | PROP STATE | PROP2ID | PROPTYPE | LTYPE | GRADE | PREPAY CALC TERM | RTERM | LTV | CLTV | ORGRATE | RATE | FRDATE | MTDATE | ORGPANDI | NXDATE | ORGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NXRADATE | NPADATE | MARGIN | MXRATE | MXRATE | DOC | ORIGDATE | APPVAL | SALES PRICE | BLN CODE | PREPAY CALCD | GROUP | PM | ATERM | OTERM | FRACAP | T CAP | RF REQ | MIPRE MUM

ALOANID	BORI PICO	PROP STATE	PROPID	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	RTERM	LTV	CLTV	ORGRATE RATE	FPDATE	LITDATE	ORGPANDI	NXDATE	ORGBAL	SCHEDUAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORGDATE	APPVAL	SALES PRICE	BLN CALCCD	PREPAY CODE	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REO	MIPRE MIUM

ALOANID, BORR FICO, PROP STATE, PROPZID, PROPTYPE, INTYPE, GRADE, PREPAY TERM, CALC TERM, RTERM, LTV, CLTV, ORIGRATE, RATE, FPDATE, MTDATE, ORIGPRINCH, NCDATE, ORIGBAL, SCHEDBAL1, PURPOSE, OWNOCC, INDEX, NRADATE, NPADATE, MARGIN, MINRATE, MAXRATE, DOC, ORIGDATE, APPVAL, SALES PRICE, BLN, PREPAY CALCCD, PREPAY CODE, GROUP, PMI, ATERM, OTERM, ATERM, FRACAP, T CAP, RF REQ, MIPREMIUM.

ALOAN#	BOR1 FICO	PROP STATE	PROP ZIP	PROP TYPE	PRO TYPE	LNTYPE	GRADE	PREPAY TERM	PREPAY CALC	RTERM	LTV	CLTV	ORIGRATE	RATE	PRATE	MITIATE	LTDATE	ORIGBAL	ORIGPANDI	NDDATE	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRXDATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	CALCCD	PREPAY GROUP	PM	ATERM	OTERM	FRACAP	T CAP	RF REQ	MPRE NUM

ALOANID	BORID	PROP FICO	PROP STATE	PROPID	PROPTYPE	LNTYPE	GRADE	PREPAY CALC TERM	RTERM	LTV	CLTV	ORGRATE	RATE	FPDATE	MTDATE	ORGPANDI	NDDATE	ORGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BUY CODE	CALCCD GROUP	PMI	PREPAY	OTERM	ATERM	FRACAP	CAP	T CAP	RF REQ	MIPRE MIUM

ALOANID	BORR FICO	PROP STATE	PROP ZIP	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	PREPAY CALC RTERM	LTV	CLTV	ORGRATE	RATE	PRATE	MTDATE	ORIGPAND	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNCCC	INDEX	HRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	PREPAY CALCDD	GROUP	PMI	ATERM	OTERM	FRACAP	CAP	RF REQ	MIPRE MIUM

ALOANID | BOR FICO | PROP STATE | PROP21 | PROPTYPE | LNTYPE | GRADE | PREPAY CALC TERM | RTERM | LTV | CLTV | ORIGRATE | RATE | FRDATE | MTDATE | ORIGPANDI | NXDATE | ORGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NRADATE | NPAIDATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPRAL | SALES PRICE | BLN CALCD CODE | PREPAY GROUP | PMI | ATERM | OTERM | FRACAP | CAP | PF REQ | MOPRE MIUM

ALOAND	BORR FICO	PROP STATE	PROP ID	PROP TYPE	UNTYPE	GRADE	PREPAY TERM	CALC RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	NDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPARATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	PREPAY CALCCD	GROUP	PMI A	TERM	OTERM	FRACAP	T CAP	RF REQ	MIPRE MUM

BORR FICO | PROP STATE | PROP# | PROP TYPE | LNTYPE | GRADE | PREPAY TERM | CALC RTERM | LTV | CLTV | ORGRATE | RATE | FPDATE | MTDATE | ORGPAND | NXDATE | ORGBAL | SCHEDBAL | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALES PRICE | BLN | PREPAY CALCCD | GROUP | PMI | ATERM | OTERM | FRMCAP | T CAP | RF REQ | MPRE MUM

ALOANID	BORI FICO	PROP STATE	PROPID	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	PREPAY CALC RTERM	LTV	CLTV	ORIGRATE	RATE	PDATE	MTDATE	ORIGPANDI	NXDATE	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	PREPAY CALCCO	GROUP	PM	ATERM	OTERM	FRACAP	T CAP	RF REQ	MIPRE MIUM

ALOANID	BOR1 PICO	PROP STATE	PROP#	PROPTYPE	LNTYPE	GRADE	PREPAY CALC TERM	RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPAND	MDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN	CALCD CODE	PREPAY GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REQ	MPRE MIN

ALOAN0 | BOR1 PROP STATE | PROP# | PROPTYPE | UTYPE | GRADE | PREPAY CALC TERM | RTERM | LTV | CLTV | ORIGRATE | RATE | FDATE | MIDATE | ORIGPAND | MDATE | ORIGPAN | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALES PRICE | BLN | PREPAY CODE | CALCDD | GROUP | PM | ATERM | OTERM | FRACAP | CAP | T | RF REO | MPRE MIM

(ALOANID, BOR1 FICO, PROP STATE, PROP#, PROPTYPE, PRODTYPE, ANTYPE, GRADE, PREPAY TERM, CALC RTERM, LTV, CLTV, ORIGRATE, RATE, FPDATE, MTDATE, ORIGPANDI, NDATE, SCHEDBAL1, PURPOSE, OWNOCC, INDEX, NRADATE, NPADATE, MARGIN, MAXRATE, MAXRATE DOC, ORIGDATE, APPVL, SALES PRICE, BLN, PREPAY CODE, CALCCD GROUP, PM, ATERM, OTERM, FRACAP, T CAP, RF REQ, MPRE MIUM).

LOANNO	BORR FICO	PROP STATE	PROP2B FICO	PROPTYPE	LNTYPE	GRADE	PREPAY CALC TERM	RTERM	LTV	CLTV	ORGRATE	RATE	FPDATE	MIDATE	ORGPANDI	NDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN	PREPAY CALCOD CODE	GROUP	PMI	ATERM	OTERM	FHACAP	T CAP	RF REQ	MPRE MUM

ALOANID, BORI FICO, PROP STATE, PROP ZIP, PROPTYPE, LNTYPE, GRADE, PREPAY TERM, RTERM, LTV, CLTV, ORIGRATE, RATE, FPDATE, MITATE, ORIGPANDI, NDDATE, ORIGBAL, SCHEDBAL1, PURPOSE, OWN/OCC, INDEX, NRADATE, NPADATE, MARGIN, MINRATE, MAXRATE, DOC, ORIGDATE, APPVAL, SALES PRICE, BLN CODE, PREPAY CALCCD, GROUP, PMI, ATERM, OTERM, FRACAP, T CAP, RF RED MUM, MPRE MUM

ALOANID	BORR FICO	PROP STATE	PROPZIP	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC	RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPAID	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	CALCDCD	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REQ	MIPRE MIUM

ALOANID | BORR FICO | PROP STATE | PROPZIP | PROFTYPE | LNTYPE | GRADE | PREPAY TERM | PREPAY CALC RTERM | TERM | LTV | CLTV | ORIGRATE | RATE | FPDATE | MTDATE | ORIGPANDI | NXDATE | ORIGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALES PRICE | BLN CODE | PREPAY CALCDD | GROUP | PMI | ATERM | OTERM | FRACAP | CAP | T | RF REQ | MIPRE MIMI

ALOANID · BORI FICO · PROP STATE · PROP2B · PROPTYPE · LNTYPE · PREPAY GRADE · CALC GRADE · TERM · RTERM · LTV · CLTV · ORIGRATE · RATE · PPDATE · LITDATE · ORIGPAND · NDATE · SCHEDBAL1 · PURPOSE · OWNOCC · INDEX · NRADATE · NPADATE · MARGIN · MINRATE · MAXRATE · DOC · ORIGDATE · APPVAL · SALES PRICE · BLN CODE · PREPAY CALCCD · GROUP · PM · ATERM · OTERM · FRACAP · CAP · RF REQ NUM · MIPRE NUM

ALOANID | BORR FICO | PROP STATE | PROP? | PROPTYPE | UNTYPE | GRADE | PREPAY TERM | RTERM (PREPAY CALC) | TERM | CLTV | LTV | ORIGRATE | RATE | PPDATE | MTDATE | ORIGPANDI | NDATE | ORIGBAL | SCHEDBAL? | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APRVAL | SALES PRICE | BLN | PREPAY CALCOD CODE | GROUP | PMI | PMTERM | OTERM | FRACAP | CAP | T | RF REQ | MPRE MUM

ALOANID	BORI FICO	PROP STATE	PROPID	PROPTYPE	UNTYPE	PREPAY GRADE	CALC TERM	RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORGPANDI	MDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN	CALCOD CODE	PREPAY	GROUP	PMI	ATERM	OTERM	FRACAP	CAP	T	RF REO	MPRE MUM

ALOANID	BOR FICO	PROP STATE	PROPZIP	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC TERM	RTERM	LTV	CLTV	ORGRATE	RATE	FPDATE	MTDATE	ORGPANDI	NDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORGDATE	APPVAL	SALES PRICE	BLN CALCD CODE	PREPAY GROUP	PMI	ATERM	OTERM	FRACAP	CAP	RF RED	MPRE MUM

ALOANID | BORI FICO | PROP STATE | PROP2# | PROFTYPE | UNTYPE | GRADE | PREPAY CALC TERM | RTERM | LTV | CLTV | ORIGRATE | RATE | FPDATE | MTDATE | ORIGPANDI | NDDATE | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NPADATE | NPADATE | MARGIN | MDRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALES PRICE | BLW CODE | CALCCD | PREPAY | GROUP | PMI | ATERM | OTERM | FRACAP | CAP | T RF REQ | MIPRE MUM

LOANNO	BORR FICO	PROP STATE	PROPZIP	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC RTERM	ORIGRATE	RATE	FPDATE	LTV	CLTV	ORIGBAL	ORGBAL	ORIGPAI	NXDATE	MTDATE	ORGORGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRXADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN	PREPAY CALCCD CODE	GROUP	PMI	ATERM	OTERM	OTERM FRACAP	CAP	T	RF REQ	MIPIHI MIUM

ALOANID	BORI FICO	PROP STATE	PROP2 ID	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC RTERM	LTV	CLTV	ORGRATE RATE	PPDATE	MTDATE	ORIGPANDI	NODATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORGDATE	APPVAL	SALES PRICE	BLN	PREPAY CODE	CALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REQ	MIPRE MIUM

ALOANID	BORI FICO	PROP STATE	PROPID	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC RTERM	LTV	CLTV	ORGRATE	RATE	FPDATE	MTDATE	ORGPAM	NODATE	ORGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORGDATE	APPVAL	SALES PRICE	BUN CODE	PREPAY CALCCD	GROUP	PMI	ATERM	OTERM	FRMCAP	T CAP	RF REG	MIPRE MIBM

ALOANID | BORR FICO | PROP STATE | PROPZIP | PROPTYPE | LNTYPE | GRADE | PREPAY CALC TERM | RTERM | LTV | CLTV | ORGRATE | RATE | FDATE | MTDATE | ORGPANON | MODATE | ORGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALES PRICE | BLN CODE | PREPAY CALCCD | GROUP | PMI | ATERM | OTERM | FRACAP | CAP | T | RF REQ | MIPRE MLM

ALOANID	BOR1 FICO	PROP STATE	PROPZIP	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC TERM	RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANCH	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NXRATE	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	PREPAY CALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REG NUM	MPRE MUM

LOANID · BORI FICO · PROP STATE · PROP TYPE2 · PROPTYPE · LNTYPE · GRADE · PREPAY TERM · PREPAY CALC TERM · RTERM · LTV · CLTV · ORGRATE · RATE · FPDATE · MTDATE · ORGPANCH · NDATE · ORGBAL · SCHEDBAL1 · PURPOSE · OWNOCC · INDEX · NRADATE · NPADATE · MARGIN · MINRATE · MAXRATE · DOC · ORGDATE · APPVAL · SALES PRICE · BLN PRICE · PREPAY CODE · CALCCD · GROUP · PMI · ATERM · OTERM · FRACAP · T CAP · RF REQ · MPRE MIUM

ALOANID	BORR FICO	PROP STATE	PROP2#	PROPTYP	PROPTYP2	LNTYPE	GRADE	PREPAY TERM	CALC TERM	RTERM	LTV	CLTV	ORGRATE	RATE	PDATE	MTDATE	ORGPANDI	NXDATE	ORGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORGDATE	APPVAL	SALES PRICE	BUY CODE	PREPAY CALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REG	MPRE MDM

Page 60

ALOANID | BORR FICO | PROP STATE | PROPZIP | PROPTYPE | LNTYPE | GRADE | PREPAY TERM | CALC | RTERM | LTV | CLTV | ORGRATE | RATE | FRDATE | MTDATE | ORGPANDI | NDDATE | ORGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPRVAL | SALES PRICE | BLN CODE | CALCCD | PREPAY GROUP | PMI | ATERM | OTERM | FRACAP | CAP | RF REQ | MIPRE MIUM

ALOANID	BORI FICO	PROP STATE	PROPD2B	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORGPANDI	NDDATE	ORGBAL	SCHEDBAL1	PURPOSE	OWN/OCC	INDEX	NRADATE	NPADATE	MARGIN	NINRATE	MAXRATE	DOC	ORGDATE	APPVAL	SALES PRICE	BUN CODE	PREPAY CALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REQ	MIPRE MIUM

ALOANID	BORID FICO	PROP STATE	PROP2	PROPTYPE	LNTYPE	GRADE	PREPAY CALC TERM	RTERM	LTV	CLTV	ORGRATE	RATE	PPDATE	LTDATE	ORGPANDI	NXDATE	ORGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORGDATE	APPVAL	SALES PRICE	BLN CODE	PREPAY CALCOD	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF REQ	MPRE MUM

ALOANID	BORR FICO	PROP STATE	PROP2ID	PROPTYPE	LNTYPE	GRADE	PREPAY TERM	CALC RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	NDATE	ORGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPRVAL	SALES PRICE	BLN CODE	PREPAY CALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	T CAP	RF RED	MIPRE MIUM

LOANID	BORR FICO	PROP STATE	PROPZIP	PROPTYPE	UNTYPE	GRADE	PREPAY TERM	CALC RTERM	LTV	CLTV	ORIGRATE	RATE	PPDATE	MTDATE	ORIGPANDI	NDDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NRADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BUY CODE	CALCCD	PREPAY GROUP	PW	ATERM	OTERM	FRACAP	CAP	RF REQ	MIPRE NUM

ALOANID BORI FICO PROP STATE PROP28 PROPTYPE UPTYPE GRADE PREPAY CALC TERM RTERM LTV CLTV ORIGRATE RATE FPDATE MTDATE ORIGPAND NDDATE ORIGBAL SCHEDBAL1 PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALES PRICE BLN CODE PREPAY CALCDD GROUP PMI PMI ATERM OTERM FRACAP CAP T CAP RF REQ MIPRE MIUM

ALOANID	BORI FICO	PROP STATE	PROPZIP	PROPTYPE	UNTYPE	GRADE	PREPAY CALC TERM	RTERM	CLTV	LTV	ORIGRATE	RATE	PPDATE	MTDATE	ORIGBAL	ORIGPANDI	NDATE	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MXRATE	MAXRATE	DOC	ORIGDATE	APRVAL	SALES PRICE	BLN CALCCD CODE	PREPAY GROUP	PMI	ATERM	OTERM	OTERM FRACAP	T CAP	RF REDMUM	MPRE MUM

ALOAND | BORI FICO | PROP STATE | PROPID | PROPTYPE | LNTYPE | GRADE | PREPAY TERM | PREPAY CALC RTERM | TERM | LTV | CLTV | ORIGRATE | RATE | PVDATE | MTDATE | ORIGPANDI | NXDATE | ORIGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALES PRICE | BLN CODE | CALCOD | PREPAY GROUP | PM | ATERM | OTERM | FRACAP | CAP | T REQ | RF MUM | NBPRE MUM

ALOAND	BORI FICO	PROP STATE	PROPZIP	PROPTYPE	LNTYPE	GRADE	PREPAY CALC TERM	RTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	NDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALES PRICE	BLN CODE	PREPAY CALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	CAP	T	RF REC	MPRE MUM